UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

iHeartMedia, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

45174J509

(CUSIP Number)

Honeycomb Investments Limited

c/o Rhone Services, Building # 2,

Western Business Center, Mount Pleasant Village

Western Road, P.O. Box SP – 63131

Nassau, Bahamas

+377 97 70 23 00

Adam W. Finerman, Esq.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2289

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 26, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45174J509

1	NAME OF REPORTING PERSON

HONEYCOMB INVESTMENTS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BAHAMAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,631,329
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,631,329
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,631,329
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 45174J509

1	NAME OF REPORTING PERSON

THE HONEYCOMB TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BAHAMAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,631,329
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,631,329
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,631,329
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 45174J509

1	NAME OF REPORTING PERSON

JAMES HILL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED KINGDOM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,631,329
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,631,329
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,631,329
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 45174J509

1	NAME OF REPORTING PERSON

SIMON GROOM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED KINGDOM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,631,329
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,631,329
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,631,329
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 45174J509

1	NAME OF REPORTING PERSON

MICHAEL TABOR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED KINGDOM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,631,329
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

9,631,329
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,631,329
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 45174J509

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, $0.001 par value (the “Shares”) of iHeartMedia, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 20880 Stone Oak Parkway, San Antonio, Texas 78258.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Honeycomb Investments Limited, a company organized under the laws of the Bahamas (“Honeycomb”), as to the Shares directly owned by it;
(ii)	The Honeycomb Trust, a trust organized under the laws of the Bahamas (the “Trust”), as the sole stockholder of Honeycomb;
(iii)	James Hill, a citizen of the United Kingdom, and Simon Groom, a citizen of the United Kingdom (each individually a “Trustee” and collectively, the “Trustees”), as the trustees of Trust; and
(iv)	Michael Tabor, a citizen of the United Kingdom (the “Beneficiary”), as the beneficiary of the Trust.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Honeycomb. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of Honeycomb is c/o Rhone Services, Building # 2, Western Business Center, Mount Pleasant Village, Western Road, P.O. Box SP-63131, Nassau, Bahamas. The principal business address of the Trust is c/o Groom Hill, 24 Boulevard Princesse Charlotte, MC 98000 Monaco. The principal business address of the Trustees is c/o Groom Hill, 24 Boulevard Princesse Charlotte, MC 98000 Monaco. The principal business address of the Beneficiary is c/o Groom Hill, 24 Boulevard Princesse Charlotte, MC 98000 Monaco.

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CUSIP No. 45174J509

(c)       The principal business of Honeycomb is investing in securities. The principal business of the Trust is serving as the sole stockholder of Honeycomb. The principal business of the Trustees is serving as lawyers. The Beneficiary does not have a principal occupation and is retired.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The citizenship of each of the Reporting Persons is set forth in paragraph (a) of this Item. The citizenship of each of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares directly owned by Honeycomb were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 9,631,329 Shares directly owned by Honeycomb is approximately $117,600,414, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, receipt of regulatory approvals (to the extent required), other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

8

CUSIP No. 45174J509

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 110,000,000 Shares outstanding, which is the total number of Shares outstanding as of January 8, 2021, as disclosed in a press release issued by the Issuer on January 8, 2021, after giving effect to the completion of the transactions described therein.

A.	Honeycomb
(a)	As of the close of business on February 5, 2021, Honeycomb directly owned 9,631,329 Shares.

Percentage: Approximately 8.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,631,329
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,631,329

(c)	The transactions in the Shares by Honeycomb during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	The Trust
(a)	The Trust, as the sole stockholder of Honeycomb, may be deemed to beneficially own the 9,631,329 Shares directly owned by Honeycomb.

Percentage: Approximately 8.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,631,329
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,631,329

(c)	The Trust has not entered into any transactions in the Shares during the past sixty days.
C.	The Trustees
(a)	The Trustees, as the trustees of Trust, may be deemed to beneficially own the 9,631,329 Shares directly owned by Honeycomb.

Percentage: Approximately 8.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,631,329
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,631,329

(c)	The Trustees have not entered into any transactions in the Shares during the past sixty days.

9

CUSIP No. 45174J509

D.	The Beneficiary
(a)	The Beneficiary, as the beneficiary of the Trust, may be deemed to beneficially own the 9,631,329 Shares owned by Honeycomb.

Percentage: Approximately 8.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,631,329
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,631,329

(c)	The Beneficiary has not entered into any transactions in the Shares during the past sixty days.

 The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she, or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 5, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Honeycomb Investments Limited, The Honeycomb Trust, James Hill, Simon Groom and Michael Tabor dated February 5, 2021.

10

CUSIP No. 45174J509

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2021

Honeycomb Investments limited

By:	/s/ Simon Groom
Name: Simon Groom
Title: Director

THE HONEYCOMB TRUST

By:	/s/ Simon Groom /s/ James Hill
Name: Simon Groom and James Hill
Title: Trustees

/s/ James Hill
JAMES HILL

/s/ Simon Groom
SIMON GROOM

/s/ Michael Tabor
MICHAEL TABOR

11

CUSIP No. 45174J509

SCHEDULE A

Directors and Executive Officers of Honeycomb Investments Limited

Name and Position	Principal Occupation	Principal Business Address	Citizenship
James Hill Director	Lawyer	c/o Groom Hill, 24 Boulevard Princesse Charlotte, MC 98000 Monaco	United Kingdom
Simon Groom Director	Lawyer	c/o Groom Hill, 24 Boulevard Princesse Charlotte, MC 98000 Monaco	United Kingdom
Mark Richford Director	Trust Director	c/o Rhone Services, Building # 2, Western Business Center, Mount Pleasant Village, Western Road, P.O. Box SP – 63131, Nassau, Bahamas	United Kingdom

CUSIP No. 45174J509

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

Honeycomb Investments Limited

Purchase of Common Stock	62,800	13.34	11 Jan 21
Purchase of Common Stock	155,820	13.66	12 Jan 21
Purchase of Common Stock	123,703	13.30	13 Jan 21
Purchase of Common Stock	127,660	13.58	15 Jan 21
Purchase of Common Stock	560,000	14.01	19 Jan 21
Purchase of Common Stock	305,000	13.73	20 Jan 21
Purchase of Common Stock	217,000	13.75	21 Jan 21
Purchase of Common Stock	137,176	13.50	22 Jan 21
Purchase of Common Stock	337,170	13.91	25 Jan 21
Purchase of Common Stock	818,412	14.42	26 Jan 21
Purchase of Common Stock	2,321,588	15.02	27 Jan 21
Purchase of Common Stock	673,298	14.42	28 Jan 21
Purchase of Common Stock	626,702	14.71	29 Jan 21